Exhibit 99.1

Leju Reports First Quarter 2015 Results

BEIJING, May 19, 2015 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•                      Total revenues increased by 19% year-on-year to $93.4 million

•                      Revenues from e-commerce services increased by 35% year-on-year to $67.1 million

•                      Non-GAAP1 net income attributable to Leju shareholders was $1.0 million, or $0.01 per diluted American depositary share (“ADS”)

“We are pleased with the Company’s operational and financial performance during the first quarter of 2015,” said Mr. Geoffrey He, Leju’s chief executive officer. “We grew our revenues by 19% year over year amidst increasingly intense market competition as well as a seasonally slow quarter with a late Chinese New Year holiday period. We began to see an increased level of market activities in March and are encouraged to see the improvement continue into the second quarter. We believe our operating strategy and market leadership make us well-prepared to capitalize on a recovering market in 2015.

“Operationally, we continued to focus on building the leading O2O service platform for real estate marketing across the primary, secondary and home furnishing markets. Our platform for primary services combines our marketing expertise in media, e-commerce, membership service and brokerage connectivity to offer comprehensive services to developers and homebuyers throughout the sale and purchase process. Our informational platform for listing services is gaining momentum nationally and adding listing agents to our network. Furthermore, our Qianggongzhang.com platform for home furnishing services has generated significant interest and growth since its official launch in January this year, and already has attracted over 10,000 contractors on the platform in 50 cities.”

First Quarter 2015 Results

Total revenues were $93.4 million, an increase of 19% from $78.5 million for the same quarter of 2014, mainly driven by growth of revenues from e-commerce services.

Revenues from e-commerce services were $67.1 million, an increase of 35% from $49.7 million for the same quarter of 2014, primarily due to the expansion of the Company’s e-commerce business through partnerships with property developers.

Revenues from online advertising services were $22.5 million, a decrease of 8% from $24.6 million for the same quarter of 2014, primarily due to the slowdown in primary home sales.

Revenues from listing services were $3.8 million, a decrease of 9% from $4.2 million for the same quarter of 2014, primarily due to discounts offered by the Company to secondary agencies.

Cost of revenues was $14.9 million, an increase of 22% from $12.1 million for the same quarter of 2014, primarily due to increased editorial department headcount, which was partially offset by decreased amortization expenses of intangible assets.

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Selling, general and administrative expenses were $86.3 million, an increase of 34% from $64.5 million for the same quarter of 2014, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $7.5 million in the first quarter of 2015, compared to income from operations of $2.0 million for the same quarter of 2014. Non-GAAP loss from operations was $0.4 million, compared to non-GAAP income from operations of $8.4 million for the same quarter of 2014.

Net loss was $5.5 million, compared to net income of $1.8 million for the same quarter of 2014. Non-GAAP net income was $0.9 million, a decrease of 88% from $7.2 million for the same quarter of 2014.

Net loss attributable to Leju shareholders was $5.3 million, or a loss of $0.04 per diluted ADS, compared to net income attributable to Leju shareholders of $2.2 million, or $0.02 per diluted ADS, for the same quarter of 2014. Non-GAAP net income attributable to Leju shareholders was $1.0 million, or $0.01 per diluted ADS, a decrease of 87% from $7.7 million, or $0.06 per diluted ADS, for the same quarter of 2014.

Cash Flow

As of March 31, 2015, the Company’s cash and cash equivalents balance was $287.4 million.

First quarter 2015 net cash used in operating activities was $24.2 million, mainly comprised of an increase in customer deposits of $15.3 million and a decrease in accrued payroll and welfare of $8.5 million. Net cash used in investing activities was $0.5 million, mainly comprised of a payment of $0.6 million for property and equipment. Net cash used in financing activities was $5.1 million, mainly comprised of a payment of $6.1 million to acquire non-controlling interests.

Business Outlook

The Company maintains its fiscal year 2015 total revenue guidance of approximately $600 million to $620 million, which would represent an increase of approximately 21% to 25% from $496.0 million in 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on May 19, 2015 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following numbers until May 27, 2015:

U.S./International:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Mainland China:	800-870-0205
Passcode:	43376407

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 260 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of leading internet companies such as SINA Corporation and Baidu Inc., and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its recent carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, Baidu and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Melody Liu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: leju@ogilvy.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	March 31,
	2014	2015
ASSETS
Current assets
Cash and cash equivalents	317,811	287,364
Accounts receivable, net	119,742	114,598
Deferred tax assets, net	29,858	29,745
Prepaid expenses and other current assets	13,355	17,047
Customer deposits	—	15,279
Amounts due from related parties	1	9
Total current assets	480,767	464,042
Property and equipment, net	7,159	6,849
Intangible assets, net	105,419	112,326
Investment in affiliates	273	194
Goodwill	40,563	40,514
Other non-current assets	4,085	3,510
Total assets	638,266	627,435

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	371	177
Accrued payroll and welfare expenses	48,007	39,465
Income tax payable	57,246	51,713
Other tax payable	27,805	25,645
Amounts due to related parties	5,289	14,124
Dividend payables	—	26,873
Advance from customers and deferred revenue	5,054	6,694
Liability for exclusive rights, current	—	12,211
Accrued marketing and advertising expenses	19,270	10,249
Consideration payable of acquiring non-controlling interest	25,646	19,427
Other current liabilities	8,612	8,770
Total current liabilities	197,300	215,348
Deferred tax liabilities	26,042	25,943
Total liabilities	223,342	241,291
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,015,621 and 134,365,111 shares issued and outstanding, as of December 31, 2014 and March 31, 2015, respectively	134	134
Additional paid-in capital	788,247	765,002
Accumulated deficit	(377,876)	(383,476)
Subscription receivables	(689)	(13)
Accumulated other comprehensive income	5,030	4,556
Total Leju equity	414,846	386,203
Non-controlling interests	78	(59)
Total equity	414,924	386,144
TOTAL LIABILITIES AND EQUITY	638,266	627,435

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2014	2015
Revenues
E-commerce	49,721	67,056
Online advertising	24,602	22,542
Listing	4,218	3,833
Total revenues	78,541	93,431
Cost of revenues	(12,136)	(14,864)
Selling, general and administrative expenses	(64,467)	(86,279)
Other operating income	22	224
Income (loss) from operations	1,960	(7,488)
Interest income	213	389
Other income (loss), net	(14)	179
Income (loss) before taxes and equity in affiliates	2,159	(6,920)
Income tax benefit (expense)	(356)	1,541
Income (loss) before equity in affiliates	1,803	(5,379)
Loss from equity in affiliates	(46)	(78)
Net income (loss)	1,757	(5,457)
Less: net loss attributable to non-controlling interests	(485)	(134)
Net income (loss) attributable to Leju shareholders	2,242	(5,323)

Earnings (loss) per share:
Basic	0.02	(0.04)
Diluted	0.02	(0.04)
Shares used in computation:
Basic	120,000,000	134,108,003
Diluted	121,876,949	134,108,003

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1422 on March 31, 2015 and USD1 = RMB6.1364 for the three months ended March 31, 2015

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015

Net income (loss)	1,757	(5,457)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(815)	(477)

Comprehensive income (loss)	942	(5,934)

Less: Comprehensive loss attributable to non-controlling interest	(584)	(137)

Comprehensive income (loss) attributable to Leju shareholders	1,526	(5,797)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended
	March 31,
	2014	2015

GAAP income (loss) from operations	1,960	(7,488)
Share-based compensation expense	1,677	3,955
Amortization of intangible assets resulting from business acquisitions	4,749	3,175
Non-GAAP income (loss) from operations	8,386	(358)

GAAP net income (loss)	1,757	(5,457)
Share-based compensation expense (net of tax)	1,677	3,955
Amortization of intangible assets resulting from business acquisitions (net of tax)	3,788	2,381
Non-GAAP net income	7,222	879

Net income (loss) attributable to Leju shareholders	2,242	(5,323)
Share-based compensation expense (net of tax and non-controlling interests)	1,677	3,955
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	3,732	2,381
Non-GAAP net income attributable to Leju shareholders	7,651	1,013

GAAP net income (loss) per ADS — basic	0.02	(0.04)

GAAP net income (loss) per ADS — diluted	0.02	(0.04)

Non-GAAP net income per ADS — basic	0.06	0.01

Non-GAAP net income per ADS — diluted	0.06	0.01

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to Leju shareholders per ADS	120,000,000	134,108,003
Shares used in calculating diluted GAAP net income (loss) attributable to Leju shareholders per ADS	121,876,949	134,108,003
Shares used in calculating diluted non-GAAP net income attributable to Leju shareholders per ADS	121,876,949	136,887,974

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended
	March 31,
	2014	2015
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	48,440	40,765
Number of discount coupons redeemed (number of transactions)	33,872	32,111